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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

ECHO HEALTHCARE ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

27876C107
(CUSIP Number)

March 22, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	27876C107

1	NAMES OF REPORTING PERSONS: Chicago Investments, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

	5	SOLE VOTING POWER:
449,815 shares of Common Stock
NUMBER OF
SHARES	6	SHARED VOTING POWER:
OWNED BY
EACH
PERSON	7	SOLE DISPOSITIVE POWER:
WITH:		449,815 shares of Common Stock

	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
449,815 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

SCHEDULE 13G

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Chicago Investments, Inc., a Delaware corporation (“Chicago Investments”), relating to shares of common stock of Echo Healthcare Acquisition Corp., a Delaware corporation (the “Issuer”), purchased by Chicago Investments prior to the Issuer’s initial public offering.

Item 1(a)	Name of Issuer. Echo Healthcare Acquisition Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices.
8000 Towers Crescent Drive, Suite 1300 Vienna, Virginia 22182
Item 2(a)	Name of Person Filing.
Chicago Investments, Inc.
Item 2(b)	Address of Principal Business Office.
8000 Towers Crescent Drive, Suite 1300 Vienna, Virginia 22182
Item 2(c)	Place of Organization.
Chicago Investments, Inc. is a Delaware corporation.
Item 2(d)	Title of Class of Securities.
Common Stock, par value $.0001 per share (the “Common Stock”).
Item 2(e)	CUSIP Number.
27876C107
Item 3	Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).
Item 4	Ownership.

(a)	Chicago Investments beneficially owns 449,815 shares of Common Stock.

(b)
Chicago Investments beneficially owns 5.1% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 8,750,000, the number of shares of Common Stock issued and outstanding as of September 30, 2006, as reported in the Issuer’s Form 10-Q filed on November 14, 2006. None of the warrants held by Chicago Investments are exercisable within 60 days. The shares of Common Stock and the warrants to purchase Common Stock held by Chicago Investments were received in private placement transactions prior to the Company’s initial public offering and such shares and warrants are not registered under the Securities Act of 1933.

(c)	Chicago Investments, Inc. may direct the vote and disposition of the 449,815 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8	Identification and Classification of Members of the Group.
Inapplicable.
Item 9	Notice of Dissolution of Group.
Inapplicable.
Item 10	Certification.
Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

CHICAGO INVESTMENTS, INC.

By: /s/ Joshua Kanter
Name: Joshua Kanter
Title: President of Chicago Investments, Inc.

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